Exhibit 99.77(q)(1)(a)(1)

Voya Emerging Markets Equity Dividend Fund

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

This Plan of Liquidation and Dissolution of Series (the “Plan”) is made by Voya Mutual Funds (the “Trust”), a Delaware statutory trust, with respect to the Voya Emerging Markets Equity Dividend Fund (the “Fund”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust. The Fund is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Plan is intended to accomplish the complete liquidation and dissolution of the Fund in conformity with all provisions of Delaware law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”) and the Trust’s Amended and Restated Declaration of Trust dated June 3, 2004, as amended (the “Declaration of Trust”), and By-Laws.

WHEREAS, the Trust’s Board of Trustees (the “Board”) has determined, on behalf of the Fund, that it is in the best interests of the Fund and its shareholders to liquidate and dissolve the Fund; and

WHEREAS, by resolutions of the Board on January 14, 2016, the Board considered and adopted this Plan as the method of liquidating and dissolving the Fund in accordance with applicable provisions of Delaware law and the Trust’s Declaration of Trust and By-Laws, including but not limited to Article VI, Section 6.01(a) of the Declaration of Trust.

NOW, THEREFORE, the liquidation and dissolution of the Fund shall be carried out in the manner hereinafter set forth.

1.         Effective Date of Plan. This Plan shall become effective with respect to the Fund on January 15, 2016 (the “Effective Date”). This Plan shall not become effective if it has not been adopted by a majority of the Trustees of the Trust.

2.         Liquidation. As soon as practicable following the Effective Date, the Fund shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3.         Cessation of Business. Upon the Effective Date, the Fund shall thereupon cease the public offering of its shares, shall not engage in any business activities, except for the purposes of winding up its business and affairs, and shall distribute the Fund’s assets to its shareholders in accordance with the provisions of this Plan; provided, however, that the Fund may continue to carry on its activities as an investment company, as described in its current prospectus, with regard to its existing shareholders and assets, until the final liquidating distribution to its shareholders has been made.

4.         Restriction of Transfer and Redemption of Shares. The proportionate interests of shareholders in the assets of the Fund shall be fixed on the basis of their respective shareholdings at the close of business on January 15, 2016 (the “Closing Date”). On such date, the books of the Fund shall be closed. Thereafter, unless the books are reopened because the Plan cannot be carried into effect under the laws of the state of Delaware or otherwise, the shareholders’ respective interests in the Fund’s assets shall not be transferable or redeemable.

5.         Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, but in no event later than April 8, 2016 (the “Liquidation Period”), all portfolio securities of the Fund not already converted to cash or cash equivalents shall be converted to cash or cash equivalents.

6.         Liabilities. During the Liquidation Period, the Fund shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Fund. If the Fund is unable to pay, discharge or otherwise provide for any liabilities of the Fund during the Liquidation Period, the Fund may (i) retain cash or cash equivalents in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of the Fund on the Fund’s books as of the Liquidation Date (as defined in paragraph 8), including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Trust’s officers shall reasonably deem to exist against the assets of the Fund on the Fund’s books.

7.         Deferred Compensation Plan for Independent Trustees. The Fund shall terminate the Deferred Compensation Plan for Independent Trustees maintained by the Fund (the “Deferred Compensation Plan”), pursuant to Section 8.1 of such Deferred Compensation Plan, within 12 months after the Liquidation Date (as defined below) and all unpaid amounts in the bookkeeping accounts of the Trustees of the Fund participating in the Deferred Compensation Plan with respect to the Fund as of the Liquidation Date shall be paid in a lump sum to such Trustees, in accordance with Section 8.1 of such Deferred Compensation Plan, by the later of (1) the end of the calendar year in which the Deferred Compensation Plan termination occurs, (2) the end of the first calendar year in which the amounts are no longer subject to a substantial risk of forfeiture and (3) the end of the first calendar year in which the payment is administratively practicable.

8.         Distribution to Shareholders. Upon termination of the Liquidation Period (the “Liquidation Date”), the Fund’s assets will be distributed ratably among the Fund’s shareholders of record at the close of business on April 8, 2016 in one or more cash payments. The first distribution of the Fund’s assets is expected to consist of cash representing substantially all the assets of the Fund, less the amount reserved to pay creditors of the Fund.

If the Fund is unable to make distributions to all of the Fund’s shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Fund shares are payable, the Trust may create, in the name and on behalf of the Fund, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Fund in such trust for the benefit of the shareholders.

9.         Receipt of Cash or Other Distributions After the Liquidation Date. Following the Liquidation Date, if the Fund receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Liquidation Date, except as otherwise described below, such cash or other distribution will be disbursed in the following manner:

a.	The Trust will determine the shareholders of record of the Fund as of the Liquidation Date of the Plan.

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b.	The Trust will then identify the shareholders of record as of the Liquidation Date who would be entitled to a pro rata share of the cash or distribution received by the Fund (net of all expenses associated with effecting the disposition of such cash or distribution).

c.	The Trust will then be responsible for disbursing to each such shareholder of record, identified in accordance with paragraph 8.b above, their pro rata portion of the cash.

d.	If there are no shareholders entitled to receive such proceeds, any cash or distribution will be distributed proportionately among the remaining series of the Trust based on the net assets of each series.

10.       Satisfaction of Federal Income and Excise Tax Distribution Requirements. At or immediately prior to the Liquidation Date, the Fund shall, if necessary, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Fund all of the Fund’s investment company taxable income for taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.

11.       Expenses. The Fund’s investment adviser, Voya Investments, LLC (the “Adviser”), shall bear (either directly or through its expense reimbursement provision with the Fund) the expenses incurred in connection with carrying out this Plan with respect to the Fund including, but not limited to, printing, legal, accounting, custodian and transfer agency fees and the expenses of reports to shareholders whether or not the Liquidation contemplated by this Plan is effected. Any expenses and liabilities attributed to the Fund that were not accrued for at the time of the liquidation will also be borne by the Adviser, unless such expenses and liabilities, or any portion thereof, shall be payable under an insurance policy purchased by the Trust.

12.       Powers of Board of Trustees. The Trust’s Board and, subject to the direction of the Board, its officers shall have authority to do or authorize any or all acts and things as provided for in this Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws. The death, resignation or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.

13.       Amendment of Plan. The Board shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Fund, and the distribution of the Fund’s net assets to its shareholders in accordance with the laws of the State of Delaware, the Investment Company Act,

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the Code, the Declaration of Trust and Bylaws of the Trust, if the Board determines that such action would be advisable and in the best interests of the Fund and its shareholders.

14.       Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Trust’s Board at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for the Fund.

15.       Filings. As soon as practicable after the final distribution of the Fund’s assets to shareholders, the Trust shall file a notice of liquidation and dissolution of the Fund and any other documents as are necessary to effect the liquidation and dissolution of the Fund in accordance with the requirements of the Trust’s Declaration of Trust, Delaware law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Fund is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Fund’s final income tax returns, Forms 966, 1096 and 1099.

16.       Further Assurances. The Trust shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

17.       Governing Law. This Plan shall be governed and construed in accordance with the laws of the State of Delaware.

Voya MUTUAL FUNDS
on behalf of the Voya Emerging Markets Equity Dividend Fund

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

Voya INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

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